1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3 Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com
TSX: POM, AMEX: PLM	6500 County Road 666, Hoyt Lakes, MN 55750-0475 Tel: 218-225-4417 / Fax: 218-225-4429

NEWS RELEASE	2008-3

POLYMET APPOINTS FRANK SIMS AND JOE SCIPIONI TO THE BOARD

Hoyt Lakes, Minnesota, February 19, 2008 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) (“PolyMet” or the “Company”) reported today that it has appointed Frank Sims and Joe Scipioni to its board of directors.

Mr. Sims is a recognized business leader whose career has been focused in Minnesota and the upper Midwest. Mr. Sims served as Corporate Vice President, Transportation with Cargill, Incorporated, providing corporate leadership for that group’s transportation and logistics activities. Minnesota-headquartered Cargill is an international provider of food, agricultural and risk management products and services. Mr. Sims joined Cargill in 1972.

Mr. Sims is a past Chairman of the Federal Reserve Bank of Minneapolis. He currently serves on the board of Piper Jaffray Companies. He has previously served on the board of Tennant Company, as Vice-Chair of the U.S. Marine Transportation System National Advisory Council, and as Chairman of the board of the North American Export Grain Association.

Joe Scipioni joined Polymet in July 2006 as General Manager, and was promoted to Chief Operating Officer in March 2007. Mr. Scipioni was recently appointed President and CEO of PolyMet. Before joining PolyMet, Mr. Scipioni held increasingly senior positions with U.S. Steel Corporation in Minnesota.

William Murray, Chairman of PolyMet welcomed Mr. Sims and Mr. Scipioni to the board, stating “these appointments further strengthen our Minnesota focus. Joe Scipioni joins the board as the senior management representative, and adds strong operating experience to the board. Frank Sims is a well recognized business leader and brings to PolyMet his broad and impressive board experience.”

Mr. Sims has been granted options to acquire 400,000 shares of PolyMet common stock at a price of US$2.72 per share at any time prior to February 15, 2014. Of these, 200,000 shares vest on August 14, 2008 and 200,000 will vest upon the start of commercial production. Mr. Scipioni has been granted options to acquire 100,000 shares of PolyMet common stock at a price of US$2.72 per share at any time prior to February 15, 2014. These share options shall vest immediately at the start of commercial production.

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production in the second half of 2009. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, President

For further information, please contact:
William Murray	Joe Scipioni
Chairman	President & Chief Executive Officer
+1 (604) 669-4701	+1 (218) 225-4417
wmurray@polymetmining.com	jscipioni@polymetmining.com

Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (218) 225-4417	+1(218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

     This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.